Independent Auditors' Consent

The Board of Directors
Cass Information Systems, Inc.:

We consent to the incorporation by reference in the registration statements No. 33-91456, No. 33-91568, and No. 333-44499 on Form S-8 of Cass Information Systems, Inc. (Cass) of our report dated February 27, 2004, relating to the consolidated balance sheets of Cass Information Systems, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows, and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Cass.


/s/ KPMG LLP

St. Louis, Missouri
March 8, 2004